

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 15, 2017

Via E-Mail
Carolyn Yu
United States Commodity Funds LLC
1999 Harrison Street, Suite 1530
Oakland, California 94612

> **Re: USCF Funds Trust**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 19, 2017**
> **File No. 333-214825**

Dear Ms. Yu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2016 letter.

General

1. We note your response to comment 1 that you do not intend to take advantage of the provisions that apply to emerging growth companies. Please indicate by check mark on the cover page of your registration statement your status as an emerging growth company and your election not to use the extended transition period for complying with any new or revised financial accounting standards provided by Section 7(a)(2)(B) of the Securities Act, as required by Form S-1.

2. We note your response to comment 3, but we were unable to locate the USCF logo. Please direct us to where we can locate the logo.

Prospectus Cover Page

3. We note your response to comment 12 and the revised disclosure regarding additional factors that can affect the market value of the Fund. Please revise to provide a description of the factors that will affect the price at which Authorized Participants will sell the shares to the public, consistent with your disclosure on page 83.

4. Please supplementally tell us your intended sequence of events for the initial basket transactions and effectiveness.

Prospectus Summary

The Fund's Fees and Expenses, page 5

5. Please revise your filing to clarify your basis for determining the estimated daily rebalancing cost.

Risk Factors Involved With an Investment In the Fund

Compounding Risk, page 13

6. We note your disclosure on page 16 that states "[i]n the charts below, shaded areas represent those scenarios where the Fund and the United States 3X Oil Fund, each discussed in the chart with the investment objective as described below, will outperform…." We were unable to locate the shaded areas in the chart to which you refer. Please revise your disclosure to include such shaded areas or tell us where such areas are located.

Additional Information about the Fund, Its Investment Objective and Investments

Trading Methodology, page 29

7. We note your response to comment 20 regarding how the value of the Benchmark Oil Futures Contract is calculated during the four-day period in which the Benchmark Oil Futures Contract is changed from the near month contract to the next month contract. Please tell us why you divide the blend of the near month contract and next month contract prices on the day of calculation by the blend of the near month contract's prior day's and the next month contract prices.

Prior performance of the Fund and the Related Public Funds

Performance of the Related Public Funds, page 32

8. We note the description of the historical performance of the Related Public Funds. Please revise to include a brief description of the investment objective of each of the

Related Public Funds. To the extent that the Related Public Funds do not use leverage, please note such a distinction in this section.

9. Please balance your disclosure to include any material adverse business developments or conditions experienced by the funds or USCF that would be material to investors in your fund.

10. We note the terms "SDCI," "SCI" and "SDAI" used in this section of your prospectus. Please revise your disclosure to include a definition of such terms.

USAG:, page 45

11. We note your disclosure on page 45 that references two charts. Please revise your disclosure to include such charts or tell us where these charts are located.

The Fund's Operations

USCF and its Management and Traders, page 48

12. We note your disclosure on page 50 that Ray Allen and John P. Love make all trading and investment decisions and will execute all trades on behalf of USO. Please also disclose the individuals that will perform such functions on behalf of your fund.

The Fund's Service Providers, page 52

13. We note your disclosure on page 53 describing the formula for determining the monthly fee to be paid by USCF to REX, which references "all other expenses allocated to the Fund by USCF in consultation with REX." Please revise to provide examples of the types of expenses that USCF and REX may determine to allocate to the Fund.

Additional Information About the Benchmark Oil Futures Contracts and the Fund's Trading Program, page 84

14. Please revise your tabular disclosure to ensure that it is consistent with the narrative description preceding the tables.

Item 13. Other Expenses of Issuance and Distribution, page II-1

15. We note your disclosure that registration fees were previously paid and are being applied to the shares registered under this registration statement pursuant to Rule 415(a)(6). Please identify the prior registration statement on which you paid the filing fee and explain to us why you believe that you are eligible to use this amount to offset the filing fee for this registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395, or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295, if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: James M. Cain, Esq.
        Eversheds Sutherland (US) LLP